Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

MOMENTUS ANNOUNCES 2022 LAUNCH SERVICES AGREEMENT WITH DANISH STUDENTS CUBESAT PROGRAM

SANTA CLARA, Calif.— August 5, 2021—Momentus Inc. (“Momentus” or the “Company”), a U.S. commercial company that plans to offer transportation and in-space infrastructure services, today announced a launch services agreement with the Danish Students CubeSat Program (DISCO).

The launch services agreement was formally signed earlier this year and is focused on a mid-2022 launch and delivery of a 1U CubeSat to its low-Earth orbit destination aboard a Momentus Vigoride service vehicle.

“Allowing students to conduct science in orbit challenges, energizes and encourages a new generation of STEM advocates,” said Momentus Chief Revenue Officer Dawn Harms. “We’re looking forward to helping the DISCO team achieve its mission objectives.”

The DISCO satellite will host a series of student experiments from across a consortium of four Danish universities and serve as a communication station for radio amateurs around the world. One of the DISCO team’s goals is to learn to use S-band frequencies for communications with the 1U satellite. This could allow subsequent DISCO satellites to send much more significant amounts of data down to Earth.

“DISCO-1 will be the first in a series of hopefully many CubeSats that we will launch in the DISCO program,” said Associate Professor at Aarhus University and leader of the DISCO project Christoffer Karoff. “We are extremely happy for the collaboration with Momentus. They have been very helpful in guiding us through the complicated process of launching a satellite.”

About Momentus

Momentus is a U.S. commercial space company that plans to offer in-space infrastructure services, including in-space transportation, hosted payloads and in-orbit services. Momentus believes it can make new ways of operating in space possible with its planned in-space transfer and service vehicles that will be powered by an innovative water plasma-based propulsion system that is under development. The Company anticipates flying its first two Vigoride vehicles to Low Earth Orbit on a third-party launch provider as early as June 2022, subject to receipt of appropriate government licenses and availability of slots on its launch provider’s manifest.

About DISCO

DISCO is Denmark’s national CubeSat program and is a collaboration between by Aalborg University, Aarhus University, University of Southern Denmark, IT University, the House of Natural Science and the Danish Industry Foundation as well as a number of space companies to give students the opportunity to work with science and space technology in a practical way with the goal of increasing the number of candidates from Danish universities with competencies within space.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road Acquisition Corp. (“Stable Road”) and Momentus (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents have been sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/consent solicitation statement/prospectus was mailed to Stable Road’s stockholders as of the record date (July 7, 2021) established for voting on the Proposed Transaction and the other matters to be voted upon at the special meeting of stockholders. Stable Road’s stockholders are also able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Forward Looking Statements

This press release may contain a number of “forward-looking statements”. Forward-looking statements include statements about the anticipated capabilities of Momentus’ technology currently in development. These forward-looking statements are based on Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus; risks related to the development of our water-based propulsion system (microwave electrothermal thruster) and other technology, including failures, setbacks or delays in reaching objectives and other milestones; risks related to the ability of customers to cancel contracts for convenience; risks related to compliance with the National Security Agreement; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING IS SET FORTH IN THE EFFECTIVE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the effective Registration Statement that Stable Road filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investors
Darryl Genovesi at investors@momentus.space

Media
Jessica Pieczonka at press@momentus.space

###

3